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Solicitors and International Lawyers

September 25, 2015	Paul W. Boltz, Jr. T + 852 3664 6519 F + 852 3664 6583 paul.boltz@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Suzanne Hayes / Alexandra M. Ledbetter
Christine Torney / James Rosenberg

Re:                             Hutchison China MediTech Limited
Draft Registration Statement on Form F-1, submitted confidentially on August 21, 2015
File No. 377-01121
SEC Comment Letter dated September 18, 2015

Ladies and Gentlemen:

On behalf of Hutchison China MediTech Limited (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated September 18, 2015, relating to the Company’s Draft Registration Statement on Form F-1 submitted confidentially to the SEC on August 21, 2015.

The Company is concurrently confidentially submitting via EDGAR a revised Draft Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering a hard copy of this letter together with courtesy copies of the Registration Statement marked to show changes from the draft submitted confidentially on August 21, 2015.

The text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Partners: Daniel M. Anderson, Paul W. Boltz, Jr., Geoffrey Chan, Andrew J. Dale, James S. DeGraw, Scott A. Jalowayski,

Jae Woo Lee, James T. Lidbury, Victoria S.T. Lloyd, Michael P. Nicklin, Brian A. Schwarzwalder, Eduard Sheremeta

Senior Foreign Legal Consultants: Cori A. Lable (Massachusetts), Kim B. Nemirow (New York), Patrick S. Sinclair (New York)

General

1. Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Response to Comment 1:

The Company acknowledges the Staff’s comment and advises the Staff that no written communications have been presented to potential investors to date in reliance on Section 5(d) of the Securities Act by the Company or on its behalf. The Company will supplementally provide the Staff with such written communications if any are presented to potential investors following the date of this letter. In such case, the Company further confirms that no copies will be retained by potential investors.

2. We note that you have requested confidential treatment for several of your exhibits. We intend to send comments on your confidential treatment request under separate cover.

Response to Comment 2:

We await the Staff’s comments in due course.

Prospectus Summary, page 1

3. Please disclose the extent to which you rely on PRC entities for revenue and dividends and describe how PRC restrictions on currency exchange and foreign investment impact your operations.

Response to Comment 3:

In response to the Staff’s comment, the Company has added the requested disclosure on page 2 of the Registration Statement.

Our Corporate Structure, page 8

4. Please revise the chart on page 8 to incorporate pictorially the information in footnotes (5) and (7) to the chart.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the structure chart on page 8 of the Registration Statement to pictorially incorporate the information previously described in footnotes (5) and (7) and has revised those footnotes accordingly.

The Offering, page 12

5. Please disclose what percentage of your total outstanding share capital will be held by the public and by insiders, respectively, immediately after the offering.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Registration Statement.

Risk Factors, page 19

If we are unable to obtain and/or maintain CFDA approval…, page 31

6. Refer to the following statement on page 31: “We achieved green-channel approval from the CFDA for sulfatinib and certain of our other drug candidates.” Please identify the other drug candidates for which you received green-channel approval from the CFDA.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Registration Statement.

Other Risks and Risks Related to Doing Business in China, page 46

7. We understand that the Chinese Ministry of Commerce recently released a draft Foreign Investment Law that may significantly change procedures for foreign investment in PRC companies. Please tell us what consideration you have given to including a risk factor to address the potential impact of the draft law.

Response to Comment 7:

The Company advises the Staff that, based on the draft Foreign Investment Law published by the Ministry of Commerce for public comment in January 2015, the proposed Foreign Investment Law is principally expected to affect foreign-invested companies that operate in industries subject to foreign investment restrictions in China, particularly where the PRC entities are controlled by foreign investors using a “variable interest entity” structure. The Company holds its PRC subsidiaries and joint ventures directly through wholly foreign-owned enterprises or sino-foreign joint ventures and not through “variable interest entity” or similar structures. As a result, although substantial uncertainties still exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law, the Company does not expect the draft Foreign Investment Law to have a material impact on the Company’s corporate structure, corporate governance or business operations.

Any failure to comply with PRC regulations regarding our employee, page 51

8. We note your disclosure, both here and on page 220, concerning the application of the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Please revise your statement on page 51 that you “may” be subject to these rules, in light of your disclosure on page 220 indicating that you are and will continue to be subject to these rules due to your listing on the London Stock Exchange’s AIM and your listing in the U.S. Please also clarify whether your PRC resident employees have completed their SAFE registrations.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the relevant risk factor disclosure on page 51 of the Registration Statement.

Certain shareholders will own a significant percentage…, page 57

9. Where you state that Hutchison Healthcare Holdings Limited will own a significant percentage of your ordinary shares after the completion of this offering, please disclose the percentage.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Registration Statement.

As a foreign private issuer, we are permitted to adopt certain home country practices, page 59

10. Please revise your discussion to include each of the home country corporate governance provisions that you intend to rely upon as disclosed under “Foreign Private Issuer Status, page 224.”

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Registration Statement.

The depositary for our ADSs will give us a discretionary proxy, page 63

11. Please reconcile the inclusion of this risk with your disclosure under “Voting Rights, page 263” that the depositary will vote or attempt to vote only as ADS holders instruct and will not itself exercise any voting discretion.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page 266 of the Registration Statement.

Use of Proceeds, page 68

12. Please expand your discussion to indicate what stage of clinical program completion you expect to achieve for each allocation of proceeds.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the relevant disclosure in “Use of Proceeds” on pages 68-69 of the Registration Statement to indicate the stages of completion it expects to achieve for each allocation of proceeds.

13. We note your disclosure that you intend to use a portion of the proceeds to repay indebtedness. Elsewhere, on page 238, you state that you intend to use proceeds from this offering to fully pay off the 2014 Scotiabank Term Loan. Please disclose in your Use of Proceeds section the additional information required by Instruction 4 to Item 504 of Regulation S-K.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 69 of the Registration Statement.

Price Range of Ordinary Shares, page 78

14. Please revise to disclose information on your trading volume.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

Research and Development Expenses, page 80

15. Refer to your pipeline chart on pages 3 and 115. Identify those candidates that you consider significant and disclose the following:

•                  The costs incurred during each period presented and to date;

•                  The nature of efforts and steps necessary to complete the project;

•                  The risks and uncertainties associated with completing development; and

•                  The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project.

Response to Comment 15:

In response to the Staff’s comment, the Company has added the requested disclosure on pages 81-82 and 94-95 of the Registration Statement.

Liquidity and Capital Resources, page 104

16. Please tell us your consideration as to disclosing the effect and expected effects of the restrictions and appropriations discussed in Notes 3 and 31 on pages F-21 and F-54, respectively, on your liquidity and capital resources.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 109 of the Registration Statement.

Business, page 114

Foreign Investment and “State Secret” Technology, page 198

17. We note your disclosure that your business is deemed prohibited from any foreign investment. Discuss in detail the basis for your belief that you are in compliance with all applicable PRC laws and regulations (and will continue to be following your proposed offering to U.S. investors). Please also make clear the extent to which your current investment structure and ownership interests have obtained all needed approvals and licenses from applicable PRC authorities.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 202-203 and 225 of the Registration Statement. The Company also respectfully advises the Staff that the disclosure relating to “state secret” technology in the “Foreign Investment and ‘State Secret’ Technology” section beginning on page 200 concerns only the She Xiang Bao Xin pill product manufactured by Shanghai Hutchison Pharmaceuticals, one of our non-consolidated joint ventures, and not the other aspects of our business.

18. Please revise the Overview section to describe in greater detail the distinction between the “chemistry-focused approach” that you have taken and the alternative approach(es) reflected in your competitors’ drugs. Explain what prevents your competitors from refining their drugs to be more selective for their intended targets of interest.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 119 of the Registration Statement.

Our Clinical Pipeline, page 122

19. For each of your products for which you are conducting clinical trials, identify the countries where the clinical trials are being conducted.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 135, 139, 143, 147, 150, 153, 159, 162, 163, 165, and 168 of the Registration Statement.

Overview of Our Collaborations, page 167

20. With respect to the AstraZeneca Agreement and the Eli Lilly Agreement, please revise your disclosure concerning the tiered royalties in each case to indicate the potential royalties within a range of ten percent.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 172-173 of the Registration Statement.

Patents and Other Intellectual Property, page 183

21. Please explain the scope of an “invention patent” in China.

Response to Comment 21:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 190 of the Registration Statement.

22. If you license any of the patents from third parties, please disclose that fact and identify the licensor.

Response to Comment 22:

The Company in-licenses only one patent to ensure its drug candidate fruquintinib has freedom to operate as included in the revised disclosure on page 188 of the Registration Statement.

PRC Regulation of Foreign Currency Exchange and Offshore Investment, page 219

23. Please expand this section to explain the following statement on page 48: “In particular, if we finance our PRC subsidiaries or joint ventures by means of foreign debt from us or other foreign lenders, the amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce, or MOFCOM, and registered with the SAFE.” Explain the concept of registered capital. Also describe how PRC regulation of foreign currency exchange and offshore investment has impacted the manner in which you and your collaboration partners have contributed financing to your PRC subsidiaries and joint ventures to date.

Response to Comment 23:

In response to the Staff’s comment, the Company has added the requested disclosure on pages 224-225 of the Registration Statement.

Description of Share Capital, page 243

24. Please revise your disclosure under this heading as follows:

•                  It is not sufficient to merely reference the Companies Law, the AIM Rules, and your memorandum and articles of association, and any special rights conferred on holders, when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, to the extent practicable, reduce your reliance on the term “subject to” under the headings “Dividends,” “Transfer of Ordinary Shares,” “Calls on Shares and Forfeiture of Shares,” “Variation of Rights of Shares,” and “Issuance of Additional Shares,” since it implies additional rights, privileges, or restrictions that are not explained in your descriptions. We also note your qualification by reference to the AIM Rules under “AIM Rules, page 256.”

•                  Under “Voting Rights, page 244,” please make clear when a member must abstain from or be restricted when voting on a resolution under the AIM Rules. Also, reconcile this with your disclosure under “Transactions with Interested Shareholders, page 254.”

Response to Comment 24:

In response to the Staff’s comment, the Company has amended the relevant disclosure in the “Description of Share Capital” section on pages 248-262 of the Registration Statement.

In relation to “Voting Rights, page 244,” the AIM Rules do not include such requirements for abstention or restrictions from voting. The Company has updated the disclosure on page 250 of the Registration Statement to delete the paragraph suggesting otherwise.

Differences in Corporate Law, page 250

25. We note under “U.K. Corporate Governance Code, page 227,” that you comply with the principles of the U.K. Corporate Governance Code which differs from the Cayman Islands Companies Law. Please include comparative disclosure related to U.K. corporate law, as necessary.

Response to Comment 25:

In response to the Staff’s comment, the Company wishes to clarify that the Companies Law of the Cayman Islands governs the Company’s operations as a company incorporated in the Cayman Islands. The Company is not subject to U.K. corporate law.

The Company has decided to comply voluntarily with the U.K. Corporate Governance Code as a matter of best practice in spite of there being no specific corporate governance regime which applies to companies incorporated in the Cayman Islands. There are general fiduciary duties and duties of care applicable to directors, which do not conflict with the U.K. Corporate Governance Code.

We have updated the “U.K. Corporate Governance Code” section on page 232 of the Registration Statement to clarify this and have also expanded on the summary of the key principles of the U.K. Corporate Governance Code.

U.K. Taxation, page 276

26. We note your inclusion of a discussion of U.K law. Please make clear how the tax laws of the U.K. may actually affect prospective investors. Additionally, make clear whether you meet the criteria for exemption referenced in the penultimate sentence under this heading.

Response to Comment 26:

The Company has considered the Staff’s comment and deleted the discussion of U.K. tax law on page 280 of the Registration Statement as it does not believe the tax laws of the U.K. will materially affect prospective U.S. investors.

Hutchison China MediTech Limited

Financial Statements for the Years Ended December 31, 2014 and December 31, 2013

Consolidated Statements of Operations, F-5

27. Please revise your presentation herein and on F-60 to comply with SAB Topic 6.B. on the face of your consolidated statements of operations.

Response to Comment 27:

In response to the Staff’s comment, the Company has revised the presentation on pages F-6 and F-61 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call me at 011-852-3664-6519 or email me at paul.boltz@ropesgray.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.

Paul W. Boltz, Jr.

cc:                                Christian Hogg (Hutchison China MediTech Limited)

Edith Shih (Hutchison China MediTech Limited)

Charlie Nixon (Hutchison China MediTech Limited)

Matthew Bersani (Sherman & Sterling LLP)

Hae-Ran Song (Sherman & Sterling LLP)